Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2021 and for the nine and three-month periods ended September 30, 2021 and 2020

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 122,381,815 common shares
Outstanding Capital Stock: 112,690,351 common shares
Treasury Shares: 9,691,464 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the nine-month and three-month period ended September 30, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,		Three-months ended September 30,
	Note	2021	2020	2021	2020

		(unaudited)
Sales of goods and services rendered	4	790,177	574,715	325,616	236,732
Cost of goods sold and services rendered	5	(583,507)	(439,546)	(244,706)	(169,303)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	182,885	87,300	70,435	32,520
Changes in net realizable value of agricultural produce after harvest		(10,313)	5,108	(1,507)	(65)
Margin on manufacturing and agricultural activities before operating expenses		379,242	227,577	149,838	99,884
General and administrative expenses	6	(49,216)	(38,261)	(18,121)	(13,390)
Selling expenses	6	(82,821)	(67,087)	(32,775)	(26,606)
Other operating (loss)/ income, net	8	(11,851)	9,935	299	(2,768)
Profit from operations		235,354	132,164	99,241	57,120
Finance income	9	13,903	16,812	(9,522)	11,147
Finance costs	9	(116,701)	(210,625)	(42,073)	(40,850)
Other financial results - Net gain of inflation effects on the monetary items	9	8,219	7,541	4,582	4,775
Financial results, net	9	(94,579)	(186,272)	(47,013)	(24,928)
Profit / (loss) before income tax		140,775	(54,108)	52,228	32,192
Income tax (expense) / benefit	10	(68,811)	7,870	(15,265)	(11,925)
Profit / (loss) for the period		71,964	(46,238)	36,963	20,267
Attributable to:
Equity holders of the parent		71,738	(47,072)	36,659	20,016
Non-controlling interest		226	834	304	251

Earnings / (loss) per share from operations attributable to the equity holders of the parent during the period:
Basic earnings/(loss) per share		0.618	(0.401)	0.318	0.170
Diluted earnings/(loss) per share		0.615	(0.401)	0.316	0.170

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the nine-month and three-month period ended September 30, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30,		Three-months ended September 30,
	2021	2020	2021	2020

	(unaudited)

Profit / (Loss) for the Period	71,964	(46,238)	36,963	20,267
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	88,785	(121,239)	12,415	(8,941)
Cash flow hedge, net of tax (Note 2)	27,838	(14,102)	7,974	2,390
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(106,076)	35,403	(15,255)	5,920
Other comprehensive income / (loss) for the period	10,547	(99,938)	5,134	(631)
Total comprehensive income / (loss) for the period	82,511	(146,176)	42,097	19,636

Attributable to:
Equity holders of the parent	84,832	(146,927)	42,186	19,442
Non-controlling interest	(2,321)	751	(89)	194

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of September 30, 2021 and December 31, 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,
	Note	2021	2020
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,409,122	1,358,292
Right of use assets	12	249,525	209,694
Investment property	13	32,132	31,179
Intangible assets	14	30,233	26,930
Biological assets	15	18,852	14,725
Deferred income tax assets	10	12,660	19,821
Trade and other receivables, net	17	52,372	52,266
Derivative financial instruments	16	—	1,951
Other assets		782	809
Total Non-Current Assets		1,805,678	1,715,667
Current Assets
Biological assets	15	88,043	150,968
Inventories	18	330,263	133,461
Trade and other receivables, net	17	181,750	145,662
Derivative financial instruments	16	5	151
Other assets		15	45
Cash and cash equivalents	19	189,703	336,282
Total Current Assets		789,779	766,569
TOTAL ASSETS		2,595,457	2,482,236
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	21	183,573	183,573
Share premium	21	861,101	902,815
Cumulative translation adjustment		(523,781)	(555,044)
Equity-settled compensation		14,877	14,795
Cash flow hedge		(62,852)	(90,689)
Other reserves		99,712	83,406
Treasury shares		(14,518)	(7,630)
Revaluation surplus		297,564	343,570
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		63,247	8,671
Equity attributable to equity holders of the parent		960,497	925,041
Non-controlling interest		36,362	38,683
TOTAL SHAREHOLDERS EQUITY		996,859	963,724
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	293	290
Borrowings	24	713,239	813,464
Lease liabilities	25	194,640	159,435
Deferred income tax liabilities	10	293,161	182,377
Payroll and social security liabilities	26	1,079	1,075
Provisions for other liabilities	27	2,573	2,705
Total Non-Current Liabilities		1,204,985	1,159,346
Current Liabilities
Trade and other payables	23	125,733	126,315
Current income tax liabilities		1,901	760
Payroll and social security liabilities	26	25,715	23,333
Borrowings	24	201,394	157,626
Lease liabilities	25	36,560	36,337
Derivative financial instruments	16	1,652	13,141
Provisions for other liabilities	27	658	1,654
Total Current Liabilities		393,613	359,166
TOTAL LIABILITIES		1,598,598	1,518,512
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,595,457	2,482,236

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2021 and 2020 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2020	183,573	901,739	(492,374)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	18,728	988,269	40,614	1,028,883
Loss for the period	—	—	—	—	—	—	—	—	—	(47,072)	(47,072)	834	(46,238)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(100,041)	—	—	—	—	(19,842)	—	—	(119,883)	(1,356)	(121,239)
Cash flow hedge (*)	—	—	—	—	(14,103)	—	—	—	—	—	(14,103)	1	(14,102)
Revaluation of surplus (**)	—	—	—	—	—	—	—	34,131	—	—	34,131	1,272	35,403
Reserve of the revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	(5,902)	—	5,902	—	—	—
Other comprehensive income for the period	—	—	(100,041)	—	(14,103)	—	—	8,387	—	5,902	(99,855)	(83)	(99,938)
Total comprehensive income for the period	—	—	(100,041)	—	(14,103)	—	—	8,387	—	(41,170)	(146,927)	751	(146,176)

Reserves for the benefit of government grants (1)	—	—	—	—	—	11,195	—	—	—	(11,195)	—	—	—
- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	2,442	—	—	—	—	—	—	2,442	—	2,442
Vested	—	4,182	—	(3,825)	—	383	484	—	—	—	1,224	—	1,224
Forfeited	—	—	—	—	—	17	(17)	—	—	—	—	—	—
Granted	—	—	—	—	—	(1,071)	1,071	—	—	—	—	—	—
-Purchase of own shares (Note 20)	—	(2,764)	—	—	—	—	(1,159)	—	—	—	(3,923)	—	(3,923)
-Dividends	—	—	—	—	—	—	—	—	—	—	—	(1,330)	(1,330)
Balance at September 30, 2020 (unaudited)	183,573	903,157	(592,415)	13,971	(90,406)	76,571	(7,567)	346,264	41,574	(33,637)	841,085	40,035	881,120
(*) Net of 2,073 of Income tax.
(**) Net of (12,279) of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2021 and 2020 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2021	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
Profit for the period	—	—	—	—	—		—	—	—	71,738	71,738	226	71,964
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	31,263	—	—	—	—	51,197	—	—	82,460	6,325	88,785
Cash flow hedge (*)	—	—	—	—	27,837	—	—	—	—	—	27,837	1	27,838
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(97,203)	—	—	(97,203)	(8,873)	(106,076)
Other comprehensive income for the period	—	—	31,263	—	27,837	—	—	(46,006)	—	—	13,094	(2,547)	10,547
Total comprehensive income for the period	—	—	31,263	—	27,837	—	—	(46,006)	—	71,738	84,832	(2,321)	82,511

- Reserves for the benefit of government grants (1)	—	—	—	—	—	17,162	—	—	—	(17,162)	—	—	—
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	4,224	—	—	—	—	—	—	4,224	—	4,224
Vested	—	3,594	—	(4,142)	—	734	262	—	—	—	448	—	448
Forfeited	—	—	—	—	—	2	(2)	—	—	—	—	—	—
Granted	—	—	—	—	—	(1,592)	1,592	—	—	—	—	—	—
- Purchase of own shares	—	(45,308)	—	—	—	—	(8,740)	—	—	—	(54,048)	—	(54,048)
Balance at September 30, 2021 (unaudited)	183,573	861,101	(523,781)	14,877	(62,852)	99,712	(14,518)	297,564	41,574	63,247	960,497	36,362	996,859

(*) Net of 1,152 of Income tax.
(**) Net of 21,784 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2021	September 30, 2020
		(unaudited)
Cash flows from operating activities:
Profit / (loss) for the period		71,964	(46,238)
Adjustments for:
Income tax expense / (benefit)	10	68,811	(7,870)
Depreciation of property, plant and equipment	11	137,495	102,890
Amortization of intangible assets	14	1,177	752
Depreciation of right of use assets	12	35,723	30,506
Gain from the sale of farmland and other assets	8	—	(2,048)
Gain from disposal of other property items	8	(2,164)	(1,704)
Net loss/(gain) from the Fair value adjustment of Investment properties	13	2,303	(1,541)
Equity settled share-based compensation granted	7	4,545	2,706
Loss from derivative financial instruments	8, 9	13,294	1,315
Interest, finance cost related to lease liabilities and other financial expense, net	9	64,885	37,931
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(3,881)	(31,228)
Changes in net realizable value of agricultural produce after harvest (unrealized)		2,387	(67)
Provision and allowances		923	1,839
Net gain of inflation effects on the monetary items	9	(8,219)	(7,541)
Foreign exchange (gains)/losses, net	9	(9,611)	124,185
Cash flow hedge – transfer from equity	9	43,707	24,629
Subtotal		423,339	228,516
Changes in operating assets and liabilities:
Increase in trade and other receivables		(66,780)	(42,060)
Increase in inventories		(190,365)	(63,973)
Decrease in biological assets		86,137	38,477
Decrease in other assets		12	18
(Increase) / decrease in derivative financial instruments		(25,400)	4,083
Decrease in trade and other payables		(14,632)	(27,038)
(Increase) in payroll and social security liabilities		4,444	2,895
(Decrease) / increase in provisions for other liabilities		(203)	442
Net cash generated from operating activities before taxes paid		216,552	141,360
Income tax paid		(1,809)	(1,650)
Net cash generated from operating activities	(a)	214,743	139,710

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2021 and 2020 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2021	September 30, 2020
		(unaudited)
Cash flows from investing activities:
Purchases of property, plant and equipment	11	(163,624)	(126,667)
Purchases of cattle and non current biological assets		(8,765)	(5,114)
Purchases of intangible assets	14	(1,560)	(840)
Interest received and others		3,191	16,395
Proceeds from sale of property, plant and equipment		2,797	2,108
Proceeds from sale of farmlands and other assets	27	8,099	15,930
Net cash used in investing activities	(b)	(159,862)	(98,188)

Cash flows from financing activities:
Proceeds from long-term borrowings		4,300	34,131
Payments of long-term borrowings		(103,985)	(25,583)
Proceeds from short-term borrowings		217,589	170,187
Payment of short-term borrowings		(162,701)	(155,958)
Proceeds / (payments) of derivatives financial instruments		2,257	(63)
Lease payments		(51,317)	(33,130)
Interest paid	(c)	(44,950)	(52,101)
Prepayment related expenses		(3,068)	—
Purchase of own shares		(54,048)	(3,923)
Dividends paid to non-controlling interest		(12)	(529)
Net cash used in financing activities	(d)	(195,935)	(66,969)
Net decrease in cash and cash equivalents		(141,054)	(25,447)
Cash and cash equivalents at beginning of period	19	336,282	290,276
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(5,525)	(51,245)
Cash and cash equivalents at end of period	19	189,703	213,584

(a) Includes (8,527) and (1,583) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2021 and 2020, respectively.
(b) Includes (3,090) and 202 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2021 and 2020, respectively.
(c) Includes (8) and 10,324 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2021 and 2020, respectively.
(d) Includes 14,990 and (8,943) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2021 and 2020, respectively.
(e) Includes (3,373) and nil of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2021 and 2020, respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on November 9, 2021.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2020 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the nine month period ended September 30, 2021. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

In Argentina, past economic events forced the government to impose certain restrictions in the exchange markets, such as:

–Dividends payments to non residents.
–Set specific deadlines to enter and settle exports
–Prior authorization of the BCRA for the formation of external assets for companies
–Prior authorization of the BCRA for the payment of debts related to companies abroad
–Deferral of payment of certain public debt instruments.
–Fuel price control
–Some restrictions to exports

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2021. All amounts are shown in US dollars.

	September 30, 2021
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	12,841	—	—	—	12,841
Brazilian Reais	—	(352,083)	—	—	(352,083)
US Dollar	(358,764)	(300,740)	22,899	48,472	(588,133)
Uruguayan Peso	—	—	(705)	—	(705)
Total	(345,923)	(652,823)	22,194	48,472	(928,080)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended September 30, 2021 would have decreased the Group’s Profit before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	September 30, 2021
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(35,876)	(30,074)	2,290	4,847	(58,813)
(Decrease) or increase in Profit before income tax	(35,876)	(30,074)	2,290	4,847	(58,813)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2021 and 2024.

For the period ended September 30, 2021, a loss before income tax of US$ 8,241 was recognized in other comprehensive income and a loss of US$ 34,926 was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at September 30, 2021 (all amounts are shown in US dollars):

	September 30, 2021
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Brazilian Reais	—	13,314	—	—	13,314
US Dollar	151,311	312,531	27,005	189,543	680,390
Subtotal Fixed-rate borrowings	151,311	325,845	27,005	189,543	693,704
Variable rate:
Brazilian Reais	—	172,675	—	—	172,675
US Dollar	46,472	1,782	—	—	48,254
Subtotal Variable-rate borrowings	46,472	174,457	—	—	220,929
Total borrowings as per analysis	197,783	500,302	27,005	189,543	914,633

At September 30, 2021, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	September 30, 2021
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(1,727)	(1,727)
US Dollar	(465)	(18)	(483)
Decrease in profit before income tax	(465)	(1,745)	(2,210)

•Credit risk

As of September 30, 2021, four banks accounted for more than 81% of the total cash deposited (Banco do Brasil, J.P. Morgan, FCI Option Securities and Banco Itaú).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2021:

▪    Futures / Options

	September 30, 2021
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	(17)	(3,938)	(142)	141
Soybean	3	1,056	5	(5)
Sugar	60	25,360	(252)	655
Ethanol	9	4,246	(1,258)	1,215
Total	55	26,724	(1,647)	2,006

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

3.    Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪    The Group’s ‘Crops’ Segment consists of planting, harvesting, sale and processing grains, oilseeds and fibers (including wheat, corn, soybeans, cotton, sunflowers and peanuts, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

▪    The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing rice;

▪    The Group’s ‘Dairy’ Segment consists of producing, processing and marketing raw milk and industrialized products, including UHT, cheese and powder milk among others;;

▪    The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

Certain other activities of a holding function nature not allocable to the segments are disclosed ‘Corporate’ segment.

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018.

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

The following tables show a reconciliation of each reportable segment for the nine-month period ended September 30, 2021 and September 30, 2020, as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

	September 30, 2021
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	162,973	5,633	168,606	90,501	2,224	92,725	124,635	5,049	129,684
Cost of goods and services rendered	(144,139)	(4,717)	(148,856)	(73,913)	(1,128)	(75,041)	(106,001)	(4,034)	(110,035)
Initial recognition and changes in fair value of biological assets and agricultural produce	52,800	4,892	57,692	36,328	4,264	40,592	13,062	716	13,778
Gain from changes in net realizable value of agricultural produce after harvest	(8,090)	(694)	(8,784)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	63,544	5,114	68,658	52,916	5,360	58,276	31,696	1,731	33,427
General and administrative expenses	(6,543)	(411)	(6,954)	(6,298)	(446)	(6,744)	(3,888)	(280)	(4,168)
Selling expenses	(13,995)	(703)	(14,698)	(11,977)	(757)	(12,734)	(14,000)	(897)	(14,897)
Other operating income, net	271	(139)	132	295	27	322	(117)	(12)	(129)
Profit from Operations Before Financing and Taxation	43,277	3,861	47,138	34,936	4,184	39,120	13,691	542	14,233

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,595)	(335)	(4,930)	(5,796)	(423)	(6,219)	(5,633)	(408)	(6,041)

	September 30, 2021
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,451	93	1,544	—	—	—	777,178	12,999	790,177
Cost of goods and services rendered	(1,065)	(64)	(1,129)	—	—	—	(573,564)	(9,943)	(583,507)
Initial recognition and changes in fair value of biological assets and agricultural produce	(285)	(40)	(325)	—	—	—	173,053	9,832	182,885
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(9,619)	(694)	(10,313)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	101	(11)	90	—	—	—	367,048	12,194	379,242
General and administrative expenses	(91)	(8)	(99)	(15,792)	(969)	(16,761)	(47,102)	(2,114)	(49,216)
Selling expenses	(157)	(7)	(164)	(151)	(11)	(162)	(80,446)	(2,375)	(82,821)
Other operating income, net	(2,122)	(303)	(2,425)	(99)	(19)	(118)	(11,404)	(447)	(11,851)
Profit from Operations Before Financing and Taxation	(2,269)	(329)	(2,598)	(16,042)	(999)	(17,041)	228,096	7,258	235,354

Depreciation of Property, plant and equipment and amortization of Intangible assets	(95)	(8)	(103)	(433)	(29)	(462)	(137,469)	(1,203)	(138,672)
Net loss from Fair value adjustment of Investment property	(2,014)	(289)	(2,303)	—	—	—	(2,014)	(289)	(2,303)

Sugar, Ethanol and Energy and Land Transformation segments have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

	September 30, 2020
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	140,222	(2,052)	138,170	84,469	(1,204)	83,265	102,698	(2,262)	100,436
Cost of goods and services rendered	(126,670)	1,863	(124,807)	(62,347)	672	(61,675)	(88,642)	1,951	(86,691)
Initial recognition and changes in fair value of biological assets and agricultural produce	29,867	(974)	28,893	18,168	(899)	17,269	10,386	(339)	10,047
Gain from changes in net realizable value of agricultural produce after harvest	5,193	(85)	5,108	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	48,612	(1,248)	47,364	40,290	(1,431)	38,859	24,442	(650)	23,792
General and administrative expenses	(4,903)	132	(4,771)	(4,967)	153	(4,814)	(3,618)	118	(3,500)
Selling expenses	(14,085)	295	(13,790)	(11,518)	287	(11,231)	(10,761)	322	(10,439)
Other operating income, net	(2,259)	(57)	(2,316)	534	(20)	514	(292)	8	(284)
Profit from Operations Before Financing and Taxation	27,365	(878)	26,487	24,339	(1,011)	23,328	9,771	(202)	9,569

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,092)	124	(3,968)	(5,196)	164	(5,032)	(4,804)	150	(4,654)
Net gain from Fair value adjustment of Investment property	—	—	—	—	—	—	—	—	—

	September 30, 2020
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,254	(30)	1,224	—	—	—	—	—	—	580,263	(5,548)	574,715
Cost of goods and services rendered	(946)	20	(926)	—	—	—	—	—	—	(444,052)	4,506	(439,546)
Initial recognition and changes in fair value of biological assets and agricultural produce	(316)	13	(303)	—	—	—	—	—	—	89,499	(2,199)	87,300
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	5,193	(85)	5,108
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(8)	3	(5)	—	—	—	—	—	—	230,903	(3,326)	227,577
General and administrative expenses	(89)	3	(86)	—	(4)	(4)	(13,842)	390	(13,452)	(39,053)	792	(38,261)
Selling expenses	(155)	4	(151)	—	—	—	(170)	7	(163)	(68,002)	915	(67,087)
Other operating income, net	1,555	(19)	1,536	2,084	(30)	2,054	(67)	(8)	(75)	10,061	(126)	9,935
Profit from Operations Before Financing and Taxation	1,303	(9)	1,294	2,084	(34)	2,054	(14,079)	389	(13,690)	133,909	(1,745)	132,164

Depreciation of Property, plant and equipment and amortization of Intangible assets	(105)	4	(101)	—	—	—	(293)	—	(293)	(104,084)	442	(103,642)
Net gain from Fair value adjustment of Investment property	1,561	(20)	1,541	—	—	—	—	—	—	1,561	(20)	1,541
Sugar, Ethanol and Energy and Land Transformation segment have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2021 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	162,973	90,501	124,635	1,451	379,560	397,618	—	—	777,178
Cost of goods sold and services rendered	(144,139)	(73,913)	(106,001)	(1,065)	(325,118)	(248,446)	—	—	(573,564)
Initial recognition and changes in fair value of biological assets and agricultural produce	52,800	36,328	13,062	(285)	101,905	71,148	—	—	173,053
Changes in net realizable value of agricultural produce after harvest	(8,090)	—	—	—	(8,090)	(1,529)	—	—	(9,619)
Margin on manufacturing and agricultural activities before operating expenses	63,544	52,916	31,696	101	148,257	218,791	—	—	367,048
General and administrative expenses	(6,543)	(6,298)	(3,888)	(91)	(16,820)	(14,490)	—	(15,792)	(47,102)
Selling expenses	(13,995)	(11,977)	(14,000)	(157)	(40,129)	(40,166)	—	(151)	(80,446)
Other operating income / (loss), net	271	295	(117)	(2,122)	(1,673)	(15,224)	5,592	(99)	(11,404)
Profit / (loss) from operations before financing and taxation	43,277	34,936	13,691	(2,269)	89,635	148,911	5,592	(16,042)	228,096

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,595)	(5,796)	(5,633)	(95)	(16,119)	(120,917)	—	(433)	(137,469)
Net loss from Fair value adjustment of Investment property	—	—	—	(2,014)	(2,014)	—	—	—	(2,014)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	16,534	14,358	(4,416)	1,306	27,782	(23,901)	—	—	3,881
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	36,266	21,970	17,478	(1,591)	74,123	95,049	—	—	169,172
Changes in net realizable value of agricultural produce after harvest (unrealized)	(2,387)	—	—	—	(2,387)	—	—	—	(2,387)
Changes in net realizable value of agricultural produce after harvest (realized)	(5,703)	—	—	—	(5,703)	(1,529)	—	—	(7,232)

Farmlands and farmland improvements, net	448,829	147,199	2,069	56,328	654,425	73,974	—	—	728,399
Machinery, equipment, building and facilities, and other fixed assets, net	45,822	25,322	78,840	699	150,683	159,441	—	—	310,124
Bearer plants, net	826	—	—	—	826	299,427	—	—	300,253
Work in progress	2,923	28,241	23,448	1,395	56,007	14,339	—	—	70,346
Right of use asset	14,043	3,305	1,032	—	18,380	231,020	—	125	249,525
Investment property	—	—	—	32,132	32,132	—	—	—	32,132
Goodwill	6,678	924	4,399	—	12,001	4,014	—	—	16,015
Biological assets	25,723	18,789	17,177	6,666	68,355	38,540	—	—	106,895
Finished goods	52,431	13,405	11,885	—	77,721	135,233	—	—	212,954
Raw materials, Stocks held by third parties and others	51,327	37,669	9,944	506	99,446	17,863	—	—	117,309
Total segment assets	648,602	274,854	148,794	97,726	1,169,976	973,851	—	125	2,143,952
Borrowings	56,901	50,874	117,013	—	224,788	500,302	—	189,543	914,633
Lease liabilities	15,307	4,170	1,006	—	20,483	210,717	—	—	231,200
Total segment liabilities	72,208	55,044	118,019	—	245,271	711,019	—	189,543	1,145,833
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2020 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	140,222	84,469	102,698	1,254	328,643	251,620	—	—	580,263
Cost of goods sold and services rendered	(126,670)	(62,347)	(88,642)	(946)	(278,605)	(165,447)	—	—	(444,052)
Initial recognition and changes in fair value of biological assets and agricultural produce	29,867	18,168	10,386	(316)	58,105	31,394	—	—	89,499
Changes in net realizable value of agricultural produce after harvest	5,193	—	—	—	5,193	—	—	—	5,193
Margin on manufacturing and agricultural activities before operating expenses	48,612	40,290	24,442	(8)	113,336	117,567	—	—	230,903
General and administrative expenses	(4,903)	(4,967)	(3,618)	(89)	(13,577)	(11,634)	—	(13,842)	(39,053)
Selling expenses	(14,085)	(11,518)	(10,761)	(155)	(36,519)	(31,313)	—	(170)	(68,002)
Other operating income / (loss), net	(2,259)	534	(292)	1,555	(462)	8,506	2,084	(67)	10,061
Profit / (loss) from operations before financing and taxation	27,365	24,339	9,771	1,303	62,778	83,126	2,084	(14,079)	133,909

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,092)	(5,196)	(4,804)	(105)	(14,197)	(89,594)	—	(293)	(104,084)
Net gain from Fair value adjustment of Investment property	—	—	—	1,561	1,561	—	—	—	1,561
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,008	—	8,008
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	11,174	4,554	(3,601)	1,145	13,272	17,956	—	—	31,228
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	18,693	13,614	13,987	(1,461)	44,833	13,438	—	—	58,271
Changes in net realizable value of agricultural produce after harvest (unrealized)	67	—	—	—	67	—	—	—	67
Changes in net realizable value of agricultural produce after harvest (realized)	5,126	—	—	—	5,126	—	—	—	5,126

As of December 31, 2020:
Farmlands and farmland improvements, net	454,212	141,661	1,911	53,902	651,686	64,065	—	—	715,751
Machinery, equipment, building and facilities, and other fixed assets, net	39,517	18,567	67,859	539	126,482	153,490	—	—	279,972
Bearer plants, net	685	—	—	—	685	304,144	—	—	304,829
Work in progress	820	23,381	18,365	1,178	43,744	13,996	—	—	57,740
Right of use assets	4,275	2,472	1,288	—	8,035	201,365	—	294	209,694
Investment property	—	—	—	31,179	31,179	—	—	—	31,179
Goodwill	5,720	792	3,769	—	10,281	4,201	—	—	14,482
Biological assets	47,489	29,062	12,933	4,703	94,187	71,506	—	—	165,693
Finished goods	30,267	5,970	6,489	—	42,726	34,315	—	—	77,041
Raw materials, Stocks held by third parties and others	21,893	4,519	7,377	318	34,107	22,313	—	—	56,420
Total segment assets	604,878	226,424	119,991	91,819	1,043,112	869,395	—	294	1,912,801
Borrowings	37,111	39,686	103,742	—	180,539	632,985	—	157,566	971,090
Lease liabilities	5,920	3,063	1,311	—	10,294	185,155	—	323	195,772
Total segment liabilities	43,031	42,749	105,053	—	190,833	818,140	—	157,889	1,166,862

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	September 30, 2021	September 30, 2020
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	206,673	124,878
Sugar	143,944	99,192
Energy (*)	39,119	28,431
Peanut	40,013	30,746
Sunflower	8,402	8,617
Rice	87,487	79,164
Fluid milk (UHT)	44,777	44,042
Powder milk	44,246	29,786
Other dairy products	20,321	12,311
Services	4,653	3,572
Rental income	442	325
Others	6,620	5,031
	646,697	466,095
Sales of agricultural produce and biological assets:
Soybean	57,363	42,209
Corn	48,189	42,543
Wheat	13,095	8,311
Sunflower	4,866	609
Barley	933	—
Seeds	876	1,083
Milk	12,084	8,462
Cattle	1,129	926
Cattle for dairy	3,242	1,714
Others	1,703	2,763
	143,480	108,620
Total sales	790,177	574,715

(*) Includes sales mhw of energy produced by third parties for an amount of US$ 4.7 million, respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 82.8 million as of September 30, 2021 (September 30, 2020: US$ 79.2 million) comprised primarily of 13,152 lts of ethanol (US$ 10.1 million), 289,342 mwh of energy (US$ 12.9 million), 61,671 tons of sugar (US$ 22.3 million), 29,181 tons of soybean (US$ 9.5 million), 76,973 tons of corn (US$ 15 million) and 52,594 tons of wheat (US$ 12 million) which expire between November 2021 and August 2022.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered
As of September 30, 2021:

	September 30, 2021
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2021 (Note 18)	30,267	5,970	6,489	—	34,315	77,041
Cost of production of manufactured products (Note 6)	44,187	94,818	104,132	—	358,590	601,727
Purchases	25,939	417	—	—	3,527	29,883
Agricultural produce	181,817	—	15,326	1,129	10,950	209,222
Transfer to raw material	(64,790)	(6,985)	—	—	—	(71,775)
Direct agricultural selling expenses	17,559	—	—	—	—	17,559
Tax recoveries (i)	—	—	—	—	(14,766)	(14,766)
Changes in net realizable value of agricultural produce after harvest	(8,784)	—	—	—	(1,529)	(10,313)
Finished goods as of September 30, 2021 (Note 18)	(52,431)	(13,405)	(11,885)	—	(135,233)	(212,954)
Exchange differences	(24,908)	(5,774)	(4,027)	—	(7,408)	(42,117)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	148,856	75,041	110,035	1,129	248,446	583,507
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of September 30, 2020:

	September 30, 2020
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2020	17,830	5,805	4,779	—	36,864	65,278
Cost of production of manufactured products (Note 6)	32,295	64,122	76,753	—	204,059	377,229
Purchases	4,761	—	—	—	4,645	9,406
Agricultural produce	111,689	—	10,176	926	—	122,791
Transfer to raw material	(39,707)	(3,972)	—	—	—	(43,679)
Direct agricultural selling expenses	14,938	—	—	—	—	14,938
Tax recoveries (i)	—	—	—	—	(13,856)	(13,856)
Changes in net realizable value of agricultural produce after harvest	5,108	—	—	—	—	5,108
Finished goods as of September 30, 2020	(21,507)	(3,468)	(4,754)	—	(58,750)	(88,479)
Exchange differences	(600)	(812)	(263)	—	(7,515)	(9,190)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	124,807	61,675	86,691	926	165,447	439,546
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the nine-months period ended September 30, 2021:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,579	4,885	6,383	—	24,392	38,239	21,708	5,103	65,050
Raw materials and consumables	423	104	14,616	—	8,941	24,084	—	—	24,084
Depreciation and amortization	2,765	1,767	2,533	—	95,016	102,081	10,388	923	113,392
Depreciation of right-of-use assets	—	72	433	—	4,376	4,881	4,528	38	9,447
Fuel, lubricants and others	277	69	1,261	—	20,843	22,450	563	205	23,218
Maintenance and repairs	1,043	1,185	1,201	—	16,057	19,486	1,309	548	21,343
Freights	449	8,258	1,598	—	511	10,816	—	26,592	37,408
Export taxes / selling taxes	—	—	—	—	—	—	—	30,997	30,997
Export expenses	—	—	—	—	—	—	—	9,108	9,108
Contractors and services	2,233	168	30	—	6,066	8,497	—	—	8,497
Energy transmission	—	—	—	—	—	—	—	1,841	1,841
Energy power	902	1,121	1,680	—	532	4,235	243	67	4,545
Professional fees	49	55	88	—	578	770	5,499	676	6,945
Other taxes	17	71	77	—	2,648	2,813	569	46	3,428
Contingencies	—	—	—	—	—	—	758	—	758
Lease expense and similar arrangements	117	220	159	—	—	496	1,351	173	2,020
Third parties raw materials	1,431	2,604	42,484	—	15,419	61,938	—	—	61,938
Tax recoveries	—	—	—	—	(1,489)	(1,489)	—	—	(1,489)
Others	691	3,818	1,320	—	2,158	7,987	2,300	6,504	16,791
Subtotal	12,976	24,397	73,863	—	196,048	307,284	49,216	82,821	439,321
Own agricultural produce consumed	31,211	70,421	30,269	—	162,542	294,443	—	—	294,443
Total	44,187	94,818	104,132	—	358,590	601,727	49,216	82,821	733,764

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for nine-month period ended September 30, 2020:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,757	3,483	5,548	—	19,848	30,636	17,865	3,798	52,299
Raw materials and consumables	307	2,868	11,424	—	5,709	20,308	—	—	20,308
Depreciation and amortization	2,154	1,485	1,977	—	68,515	74,131	9,191	625	83,947
Depreciation of right-of-use assets	—	84	372	—	4,664	5,120	2,559	14	7,693
Fuel, lubricants and others	110	52	1,690	—	12,171	14,023	316	154	14,493
Maintenance and repairs	414	752	798	—	9,816	11,780	666	397	12,843
Freights	136	3,884	1,265	—	389	5,674	—	22,558	28,232
Export taxes / selling taxes	—	—	—	—	—	—	—	24,298	24,298
Export expenses	—	—	—	—	—	—	—	4,907	4,907
Contractors and services	1,037	76	40	—	3,443	4,596	—	—	4,596
Energy transmission	—	—	—	—	—	—	—	1,664	1,664
Energy power	628	851	1,426	—	564	3,469	122	96	3,687
Professional fees	20	27	74	—	330	451	4,455	782	5,688
Other taxes	15	60	81	—	666	822	289	18	1,129
Contingencies	—	—	—	—	—	—	505	—	505
Lease expense and similar arrangements	94	129	94	—	—	317	218	167	702
Third parties raw materials	1,964	6,945	30,347	—	8,580	47,836	—	—	47,836
Tax recoveries	—	—	—	—	(483)	(483)	—	—	(483)
Others	776	162	1,521	—	1,036	3,495	2,075	7,609	13,179
Subtotal	9,412	20,858	56,657	—	135,248	222,175	38,261	67,087	327,523
Own agricultural produce consumed	22,883	43,264	20,096	—	68,811	155,054	—	—	155,054
Total	32,295	64,122	76,753	—	204,059	377,229	38,261	67,087	482,577

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	September 30, 2021	September 30, 2020
	(unaudited)
Wages and salaries	76,518	66,637
Social security costs	23,888	19,709
Equity-settled share-based compensation	4,545	2,706
	104,951	89,052

8.    Other operating (loss) / income, net

	September 30, 2021	September 30, 2020
	(unaudited)
Gain from disposals of farmland and other assets (Note 20)
(Loss) / gain from commodity derivative financial instruments
Gain from disposal of other property items	2,164	1,704
Net (loss) / gain from fair value adjustment of Investment property	(2,303)	1,541
Others	3,121	3,354
	2,982	6,599

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	September 30, 2021	September 30, 2020
	(unaudited)
Finance income:
- Interest income	3,342	3,782
- Foreign exchange gain,net	9,611	—
- Gain from interest rate/foreign exchange rate derivative financial instruments	642	—
- Other income	308	13,030
Finance income	13,903	16,812

Finance costs:
- Interest expense	(46,644)	(43,966)
- Finance cost related to lease liabilities	(13,372)	(8,835)
- Cash flow hedge – transfer from equity	(43,707)	(24,629)
- Foreign exchange losses, net	—	(124,185)
- Taxes	(5,553)	(3,626)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(1,603)
- Borrowings prepayment related expenses - Brazilian subsidiaries	(3,070)	—
- Other expenses	(4,355)	(3,781)
Finance costs	(116,701)	(210,625)
Other financial results - Net gain of inflation effects on the monetary items	8,219	7,541
Total financial results, net	(94,579)	(186,272)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2021	September 30, 2020
	(unaudited)
Current income tax	(3,729)	(1,934)
Deferred income tax	(65,082)	9,804
Income tax (expense) / benefit	(68,811)	7,870

In June, 2021, the Argentine Government introduced new changes in the income tax, establishing increasing rates, which starts in 25% and reach 35% for income tax gains over Pesos 50 million (0.5 million USD). This new scheme is applicable for the year 2021 onwards.

The gross movement on the deferred income tax account is as follows:

	September 30, 2021	September 30, 2020
	(unaudited)
Beginning of period liability	(162,556)	(151,844)
Exchange differences	(32,366)	231
Effect of fair value valuation for farmlands	(21,784)	(16,179)
Disposal of farmland (Note 27)	—	1,967
Tax charge relating to cash flow hedge (i)	1,152	6,337
Others	135	335
Income tax (expense) / benefit	(65,082)	9,804
End of period liability	(280,501)	(149,349)

(i)It relates to the amount reclassified of US$ 34,926 loss and US$ 7,389 loss from equity to profit and loss for the nine-month period ended September 30, 2021 and 2020, respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2021	September 30, 2020
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(42,582)	17,994
Non-deductible items	(1,858)	(5,688)
Effect of the changes in the statutory income tax rate in Argentina	(33,412)	4,896
Non-taxable income	9,349	4,034
Tax losses where no deferred tax asset was recognized	(118)	(407)
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(1,686)	(12,455)
Others	1,496	(504)
Income tax (expense) / benefit	(68,811)	7,870

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment
Changes in the Group’s property, plant and equipment for the nine-month periods ended September 30, 2021 and 2020 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Nine-month period ended September 30, 2020
Opening net book amount.	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220
Exchange differences	(46,815)	(535)	(51,262)	(114,031)	(6,693)	(2,137)	(7,962)	(229,435)
Additions	—	—	8,460	39,730	54,051	1,537	26,426	130,204
Revaluation surplus	49,835	—	—	—	—	—	—	49,835
Transfer from investment property	3,125	—	—	—	—	—	—	3,125
Transfers	—	94	8,374	11,288	—	42	(19,798)	—
Disposals	(9,591)	—	(23)	(1,364)	—	(33)	—	(11,011)
Reclassification to non-income tax credits (*)	—	—	—	(255)	—	—	—	(255)
Depreciation	—	(2,302)	(15,411)	(45,722)	(38,368)	(1,087)	—	(102,890)
Closing net book amount	706,139	22,537	182,858	95,919	262,510	5,006	57,824	1,332,793
At September 30, 2020 (unaudited)								.
Cost	706,139	44,446	379,276	726,392	620,418	23,316	57,824	2,557,811
Accumulated depreciation	—	(21,909)	(196,418)	(630,473)	(357,908)	(18,310)	—	(1,225,018)
Net book amount	706,139	22,537	182,858	95,919	262,510	5,006	57,824	1,332,793
Nine-month period ended September 30, 2021
Opening net book amount	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292
Exchange differences	99,852	1,961	16,145	(4,671)	(13,793)	21,270	(6,926)	113,838
Additions	—	160	8,740	41,119	63,574	2,045	45,475	161,113
Revaluation surplus	(84,296)	—	—	—	—	—	—	(84,296)
Transfer from investment property	1,630	—	—	—	—	—	—	1,630
Transfers	—	(4,192)	16,440	13,477	149	27	(25,901)	—
Disposals	—	(7)	(35)	(3,537)	—	(60)	(42)	(3,681)
Reclassification to non-income tax credits (*)	—	—	—	(279)	—	—	—	(279)
Depreciation	—	(2,460)	(19,734)	(59,281)	(54,506)	(1,514)	—	(137,495)
Closing net book amount	711,352	17,047	199,160	82,733	300,253	28,231	70,346	1,409,122
At September 30, 2021 (unaudited)
Cost	711,352	42,200	420,956	789,553	726,446	48,462	70,346	2,809,315
Accumulated depreciation	—	(25,153)	(221,796)	(706,820)	(426,193)	(20,231)	—	(1,400,193)
Net book amount	711,352	17,047	199,160	82,733	300,253	28,231	70,346	1,409,122
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of September 30, 2021, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

For all Farmlands with a total valuation of US$ 701 million as of September 30, 2021, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended September 30, 2021 would have reduced the value of the Farmlands on US$ 70 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the nine-month periods ended September 30, 2021 and 2020.

As of September 30, 2021, borrowing costs of US$ 1,359 (September 30, 2020: US$ 1,183) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 124,554 as of September 30, 2021.

12.    Right of use assets

Changes in the Group’s right of use assets for the nine-month periods ended September 30, 2021 and 2020 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
Nine-months period ended September 30, 2020
Opening net book amount	219,837	18,216	238,053
Exchange differences	(65,780)	(5,484)	(71,264)
Additions and Re-measurement	48,854	10,065	58,919
Depreciation	(24,905)	(5,601)	(30,506)
Closing net book amount	178,006	17,196	195,202

Nine-months period ended September 30, 2021
Opening net book amount	192,271	17,423	209,694
Exchange differences	(6,159)	36	(6,123)
Additions and Re-measurement	78,356	3,321	81,677
Depreciation	(29,628)	(6,095)	(35,723)
Closing net book amount	234,840	14,685	249,525

(*) Agricultural partnership has an average of 6 years duration.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the nine-month periods ended September 30, 2021 and 2020 were as follows:

	September 30, 2021	September 30, 2020
	(unaudited)
Beginning of the period	31,179	34,295
(Loss) / gain from fair value adjustment (Note 8)	(2,303)	1,541
Reclassification to property, plant and equipment	(1,630)	(3,125)
Exchange differences	4,886	(1,316)
End of the period	32,132	31,395
Cost	32,132	31,395
Net book amount	32,132	31,395

For all Investment properties with a total valuation of US$ 31.8 million as of September 30, 2021, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during September 30, 2021 and 2020. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended September 30, 2021 would have reduced the value of the Investment properties on US$ 3.2 million, which would impact the line item "Net loss from fair value adjustment ".

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2021 and 2020 were as follows:

	Goodwill	Software	Trademarks	Others	Total
Nine-month period ended September 30, 2020
Opening net book amount	20,020	6,261	7,316	82	33,679
Exchange differences	(2,110)	(1,011)	(219)	(34)	(3,374)
Additions	—	811	—	73	884
Disposal	—	(42)	—	(42)	(84)
Amortization charge (i)	—	(703)	—	(49)	(752)
Closing net book amount	17,910	5,316	7,097	30	30,353
At September 30, 2020 (unaudited)
Cost	17,910	11,734	8,653	425	38,722
Accumulated amortization	—	(6,418)	(1,556)	(395)	(8,369)
Net book amount	17,910	5,316	7,097	30	30,353

Nine-month period ended September 30, 2021
Opening net book amount	14,482	5,264	7,150	34	26,930
Exchange differences	1,533	443	1,000	(2)	2,974
Additions	—	1,442	—	64	1,506
Amortization charge (i)	—	(868)	(259)	(50)	(1,177)
Closing net book amount	16,015	6,281	7,891	46	30,233
At September 30, 2021 (unaudited)
Cost	16,015	13,685	10,118	503	40,321
Accumulated amortization	—	(7,404)	(2,227)	(457)	(10,088)
Net book amount	16,015	6,281	7,891	46	30,233

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended September 30, 2021 and 2020, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The last impairment test of goodwill was performed as of September 30, 2021 (see Note 30).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2021 and 2020 were as follows:

	September 30, 2021
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	43,787	29,062	12,933	4,703	75,208	165,693
Increase due to purchases	—	—	—	1,710	—	1,710
Initial recognition and changes in fair value of biological assets	57,692	40,592	13,778	(325)	71,148	182,885
Decrease due to harvest / disposals	(181,817)	(93,691)	(46,473)	(1,759)	(177,134)	(500,874)
Costs incurred during the period	99,029	37,967	34,776	1,551	69,321	242,644
Exchange differences	7,032	4,859	2,163	786	(3)	14,837
End of the period (unaudited)	25,723	18,789	17,177	6,666	38,540	106,895

	September 30, 2020
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	38,404	21,484	11,521	3,673	55,354	130,436
Increase due to purchases	—	—	—	264	—	264
Initial recognition and changes in fair value of biological assets	28,893	17,269	10,047	(303)	31,394	87,300
Decrease due to harvest / disposals	(111,689)	(51,413)	(22,413)	(924)	(71,069)	(257,508)
Decrease due to sales of agricultural produce	—	—	(8,462)	—	—	(8,462)
Costs incurred during the period	66,886	27,046	22,224	1,479	58,429	176,064
Exchange differences	(1,736)	(979)	(400)	(178)	(17,405)	(20,698)
End of the period (unaudited)	20,758	13,407	12,517	4,011	56,703	107,396

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2020 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production as of September 30, 2021:

	September 30, 2021
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,523	5,860	4,079	535	7,561	20,558
Depreciation and amortization	—	—	—	—	3,666	3,666
Depreciation of right-of-use assets	—	—	—	—	25,374	25,374
Fertilizers, agrochemicals and seeds	28,649	2,284	—	—	23,499	54,432
Fuel, lubricants and others	537	558	730	42	2,176	4,043
Maintenance and repairs	702	6,203	2,002	281	1,846	11,034
Freights	3,503	760	118	58	—	4,439
Contractors and services	32,100	19,601	—	8	4,334	56,043
Feeding expenses	—	—	14,361	234	—	14,595
Veterinary expenses	—	—	2,403	287	—	2,690
Energy power	27	1,207	758	5	—	1,997
Professional fees	232	152	49	5	240	678
Other taxes	959	85	7	70	39	1,160
Lease expense and similar arrangements	28,062	—	—	1	1	28,064
Others	1,735	1,257	512	25	585	4,114
Subtotal	99,029	37,967	25,019	1,551	69,321	232,887
Own agricultural produce consumed	—	—	9,757	—	—	9,757
Total	99,029	37,967	34,776	1,551	69,321	242,644

Cost of production as of September 30, 2020:

	September 30, 2020
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,007	4,247	2,925	461	6,309	15,949
Depreciation and amortization	2	—	—	—	2,643	2,645
Depreciation of right-of-use assets	426	—	—	—	20,712	21,138
Fertilizers, agrochemicals and seeds	20,471	3,514	—	72	20,668	44,725
Fuel, lubricants and others	535	548	587	38	1,492	3,200
Maintenance and repairs	788	3,054	1,370	174	1,300	6,686
Freights	1,800	278	97	40	—	2,215
Contractors and services	21,034	12,524	—	17	3,717	37,292
Feeding expenses	—	—	8,877	213	—	9,090
Veterinary expenses	—	—	1,889	87	—	1,976
Energy power	40	1,132	631	5	—	1,808
Professional fees	96	934	107	2	242	1,381
Other taxes	946	79	6	65	39	1,135
Lease expense and similar arrangements	17,243	96	3	1	821	18,164
Others	1,498	640	410	6	486	3,040
Subtotal	66,886	27,046	16,902	1,181	58,429	170,444
Own agricultural produce consumed	—	—	5,322	298	—	5,620
Total	66,886	27,046	22,224	1,479	58,429	176,064
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Biological assets as of September 30, 2021 and December 31, 2020 were as follows:

	September 30, 2021	December 31, 2020
	(unaudited)
Non-current
Cattle for dairy production	16,547	12,600
Breeding cattle	2,188	2,003
Other cattle	117	122
	18,852	14,725
Current
Breeding cattle	4,361	2,578
Other cattle	630	333
Sown land – crops	25,723	47,489
Sown land – rice	18,789	29,062
Sown land – sugarcane	38,540	71,506
	88,043	150,968
Total biological assets	106,895	165,693

16.    Financial instruments

As of September 30, 2021, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2021 and their allocation to the fair value hierarchy:

	2021
	Level 1	Total

Assets
Derivative financial instruments	5	5
Total assets	5	5
Liabilities
Derivative financial instruments	(1,652)	(1,652)
Total liabilities	(1,652)	(1,652)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(1,647)
					(1,647)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	September 30, 2021	December 31, 2020
	(unaudited)
Non current
Advances to suppliers	656	1,704
Income tax credits	6,488	5,283
Non-income tax credits (i)	20,522	18,195
Judicial deposits	1,716	2,188
Receivable from disposal of subsidiary	19,209	23,093
Other receivables	3,781	1,803
Non current portion	52,372	52,266
Current
Trade receivables	91,828	58,530
Less: Allowance for trade receivables	(4,411)	(3,965)
Trade receivables – net	87,417	54,565
Prepaid expenses	8,956	10,427
Advance to suppliers	21,769	17,751
Income tax credits	1,643	1,709
Non-income tax credits (i)	37,999	33,628
Receivable from disposal of subsidiary	17,088	15,506
Cash collateral	38	36
Other receivables	6,840	12,040
Subtotal	94,333	91,097
Current portion	181,750	145,662
Total trade and other receivables, net	234,122	197,928

(i) Includes US$ 279 for the nine-month period ended September 30, 2021 reclassified from property, plant and equipment (for the year ended December 31, 2020: US$ 363).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2021	December 31, 2020
	(unaudited)
Currency
US Dollar	86,976	56,531
Argentine Peso	61,931	55,433
Uruguayan Peso	604	811
Brazilian Reais	84,611	85,153
	234,122	197,928

As of September 30, 2021 trade receivables of US$ 11,890 (December 31, 2020: US$ 11,623) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 559 and US$ 977 are over 6 months in September 30, 2021 and December 31, 2020, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	September 30, 2021	December 31, 2020
	(unaudited)
Raw materials	117,309	56,420
Finished goods (Note 5) (i)	212,954	77,041
	330,263	133,461

(i) Finished goods of Crops reportable segment are valued at fair value.

19.    Cash and cash equivalents

	September 30, 2021	December 31, 2020
	(unaudited)
Cash at bank and on hand	58,369	178,079
Short-term bank deposits	131,334	158,203
	189,703	336,282

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Disposals

In June 2020, the Company collected US$ 12.1 million in consideration of the sale of a 811.70 hectares farm in the Province of Santa Fe, Argentina. This transaction resulted in a gain before tax of US$ 2.1 million included in the line item “Other operating income” and also in the reclassification of Revaluation surplus to retained earnings before income tax of US$ 8.0 million reflected in the Statements of changes in shareholders equity.

21.    Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2020	122,382	1,085,312
Restricted shares vested	—	4,182
Purchase of own shares	—	(2,764)
At September 30, 2020	122,382	1,086,730

At January 1, 2021	122,382	1,086,388
Restricted share vested	—	3,594
Purchase of own shares	—	(45,308)
At September 30, 2021	122,382	1,044,674
Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 10, 2021, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2022.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of September 30, 2021, the Company repurchased an aggregate of 15,784,034 shares under the program, of which 6,094,193 have been utilized to cover the exercise and granted of the Company’s employee stock option plan and restricted stock units plan. During the period ended September 30, 2021 and 2020 the Company repurchased shares for an amount of 5,826,956 and 285,059, respectively. The outstanding treasury shares as of September 30, 2021 totaled 9,691,464.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
22.    Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries. The 2007/2008 Equity incentive plan has already expired and no option is outstanding under this plan.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of September 30, 2021, nil options (September 30, 2020: nil) were exercised, and nil options (September 30, 2020: nil) were forfeited, and nil options were expired (September 30, 2020: 128,038).

(b)Restricted Share and Restricted Stock Unit Plan

As of September 30, 2021, the Group recognized compensation expense US$ 4.7 million related to the restricted shares granted under the Restricted Share Plan (September 30, 2020: US$ 3.4 million). For the nine-month period ended September 30, 2021, 1,061,349 Restricted Shares were granted (September 30, 2020: 713,972), 664,103 were vested (September 30, 2020: 578,204), and 15,484 Restricted shares were forfeited (September 30, 2020: 20,374 restricted shares units).

23.    Trade and other payables

	September 30, 2021	December 31, 2020
	(unaudited)
Non-current
Other payables	293	290
	293	290
Current
Trade payables	105,620	110,662
Advances from customers	10,911	4,755
Taxes payable	8,723	7,037
Payables from acquisition of property, plant and equipment	—	3,569
Other payables	479	292
	125,733	126,315
Total trade and other payables	126,026	126,605

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings

	September 30, 2021	December 31, 2020
	(unaudited)
Non-current
Senior Notes (*)	497,344	497,009
Bank borrowings (*)	215,895	316,455
	713,239	813,464
Current
Senior Notes (*)	750	8,250
Bank overdrafts	—	50,447
Bank borrowings (*)	200,644	98,929
	201,394	157,626
Total borrowings	914,633	971,090

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of September 30, 2021, total bank borrowings include collateralized liabilities of US$ 101,058 (December 31, 2020: US$ 201,153). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria , Pilaga and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October 2020, US$ 22 million has been received.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	September 30, 2021	December 31, 2020
	(unaudited)
Fixed rate:
Less than 1 year	165,252	116,113
Between 1 and 2 years	18,608	52,175
Between 2 and 3 years	12,500	39,844
Between 3 and 4 years	—	12,500
More than 5 years	497,344	497,009
	693,704	717,641
Variable rate:
Less than 1 year	36,142	41,513
Between 1 and 2 years	6,349	32,870
Between 2 and 3 years	5,134	6,035
Between 3 and 4 years	28,983	5,154
Between 4 and 5 years	29,133	28,334
More than 5 years	115,188	139,543
	220,929	253,449
	914,633	971,090

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes equals US$ 524 million, 104.84% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	September 30, 2021	December 31, 2020
	(unaudited)
Lease liabilities
Non-current	194,640	159,435
Current	36,560	36,337
	231,200	195,772

The maturity of the Group's lease liabilities is as follows:

	September 30, 2021	December 31, 2020
	(unaudited)
Less than 1 year	36,560	36,337
Between 1 and 2 years	13,893	20,276
Between 2 and 3 years	37,938	30,228
Between 3 and 4 years	31,200	23,920
Between 4 and 5 years	24,956	19,951
More than 5 years	86,653	65,060
	231,200	195,772

26.    Payroll and social security liabilities

	September 30, 2021	December 31, 2020
	(unaudited)
Non-current
Social security payable	1,079	1,075
	1,079	1,075
Current
Salaries payable	7,405	2,774
Social security payable	2,593	2,827
Provision for vacations	8,038	6,866
Provision for bonuses	7,679	10,866
	25,715	23,333
Total payroll and social security liabilities	26,794	24,408

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2020.

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Loss included in the statement of income		Balance payable
			September 30, 2021	September 30, 2020	September 30, 2021	December 31, 2020

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(5,854)	(4,473)	(15,002)	(15,499)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of September 30, 2021 and for the nine-months and three-months ended September 30, 2021 and 2020 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of September 30, 2021, results of operations for the nine-month and three-month periods ended September 30, 2021 and 2020 and cash flows for the nine-months periods ended September 30, 2021 and 2020. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRSs.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 34 to the annual financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020 except for the changes in accounting policies explained below.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2020 described in Note 33.

Impairment of non-financial assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independently, assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)

In the case of Goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. Those farmlands that are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

Based on these criteria, management identified a total amount of 35 CGUs as of September 30, 2021 and 40 CGUs as of September 30, 2020.

As of September 30, 2021 and 2020, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2021 and 2020:

As of September 30, 2021, the Group identified 11 CGUs in Argentina (2020: 12 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 11 CGUs (2020: 12 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)

CGU / Operating segment / Country	September 30, 2021	September 30, 2020
La Carolina / Crops / Argentina	197	168
La Carolina / Cattle / Argentina	32	27
El Orden / Crops / Argentina	212	180
El Orden / Cattle / Argentina	8	7
La Guarida / Crops / Argentina	1,407	1,196
La Guarida / Cattle / Argentina	725	616
Los Guayacanes / Crops / Argentina	2,606	2,215
Doña Marina / Rice / Argentina	4,536	3,856
Huelen / Crops / Argentina (*)	—	3,838
El Colorado / Crops / Argentina	2,256	1,918
El Colorado / Cattle / Argentina	22	19
Closing net book value of goodwill allocated to CGUs tested (Note 13)	12,001	14,040
Closing net book value of PPE items and other assets allocated to CGUs tested	143,064	161,010
Total assets allocated to CGUs tested	155,065	175,050

(*) Huelen farm have been sold during December 2020. See Note 20.

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2021 and 2020.

CGUs tested based on a value-in-use model at September 30, 2021 and 2020:

As of September 30, 2021, the Group identified 2 CGUs (2020: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)

Key Assumptions	September 30, 2021	September 30, 2020
Financial projections	Covers 5 years for UMA (*)	Covers 4 years for UMA (*)
	Covers 5 years for AVI (**)	Covers 7 years for AVI (**)
Yield average growth rates	0-1%	0-1%
Future pricing increases	1.76% per annum	1.76% per annum
Future cost decrease	0.33% per annum	0.33% per annum
Discount rates	4%	7%
Perpetuity growth rate	1%	1%

(*) UMA stands for Usina Monte Alegre LTDA.
(**) AVI stands for Adecoagro Vale Do Ivinhema S.A.

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2021	September 30, 2020
AVI / Sugar, Ethanol and Energy	2,919	2,815
UMA / Sugar, Ethanol and Energy	1,095	1,056
Closing net book value of goodwill allocated to CGUs tested (Note 14)	4,014	3,871
Closing net book value of PPE items and other assets allocated to CGUs tested	469,434	494,077
Total assets allocated to 2 CGUs tested	473,448	497,948

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2021 and 2020.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

31.    Information related to COVID-19 pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus is impacting economic activity worldwide and poses the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure. Given the uncertainty around the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures, it is not possible to predict the COVID-19’s effects on the industry, generally, and to reasonably estimate the financial effect on the Company.

In Brazil, the government created a crisis committee to monitor the impact of COVID-19 in March 2020. Since then, it has announced several measures (tax and others) to address the effects of COVID-19. In this regard, the Brazilian health authorities, as well as several state and municipal authorities have adopted or recommended social distancing measures.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.    Information related to COVID-19 pandemic (continued)
In Argentina, on March 20, 2020 the Argentine government implemented a social, preventive and mandatory isolation regime, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”) which has already been partially reverted as of the day of this report.

As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions

In order to guarantee the hygiene and safety conditions established by the Ministry of Health and to preserve the health of the employees in our subsidiaries, Adecoagro has enacted Prevention and Action Protocols tailored for each facility, in addition to constituting Crisis Committees. Measures taken include but are not limited to: (i) daily temperature check upon arrival to the facility, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the lunch room and vehicles (iv) sanitary barriers, (iv) special protective attire. Additionally, remote work has been guaranteed for the duration of the Mandatory Isolation Regime for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

Most of our businesses are operating without any major disruption both at the farm and industry level as well as on the road and at the ports. However, the demand of our products, mainly ethanol in Brazil, has been reduced as a consequence of the lockdown decided by the authorities in connection with the pandemic. Nevertheless, we are optimizing our production mix, in order to mitigate such reduction in demand.

The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.

The Company has enacted prevention and action protocols tailored for each facility and activity, in addition to constituting crisis committees to monitor the Company’s response to the pandemic.

Measures taken include but are not limited to: (i) body temperature controls at entrances of each facility and other critical check points, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the conferences rooms, lunch room and vehicles (iv) sanitary barriers, (v) special protective attire and masks, (vi) mandatory quarantines for those who have been in contact with travelers or with symptomatic persons, (vii) training programs and information about how to prevent the risks of transmission of COVID-19, (viii) hired an infectious disease specialist to further assess on site. Additionally, remote work has been guaranteed for the duration of the Pandemic for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

Despite the COVID-19, all our businesses have been operating without any major disruption both at the farm and industry levels.

The accompanying notes are an integral part of these condensed consolidated interim financial statements